SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	August	2010
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Consolidated Financials for the quarter ended June 30, 2010.

2	Management's Discussion and Analysis for the quarter ended June 30, 2010.

3	Canadian Form 52-109F1- Certification for the period ended June 30, 2010 by the Chief Executive Officer.

4	Canadian Form 52-109F1- Certification for the period ended June 30, 2010 by the Chief Financial Officer.

This report on Form 6-K is incorporated by reference into the registration statements on Forms F-1 (No. 333-08878), F-3 (Nos. 333-125380, 333-101583 and 333-91402) and S-8 (No. 333-126128) that the Registrant has filed with the Securities and Exchange Commission.

Document 1

Crystallex International Corporation

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2010
(UNAUDITED)

Crystallex International Corporation

Crystallex International Corporation
Consolidated Balance Sheets - Unaudited
(US$ thousands)

	June 30	December 31
	2010	2009

Assets
Current
Cash	$32,081	$6,897
Restricted cash (Note 7)	-	4,688
Accounts receivable	941	780
Prepaid expenses, deposits and other assets	695	515
Equipment held for sale (Note 7)	-	3,180
Discontinued operations (Note 5)	921	1,129
	34,638	17,189

Property, plant and equipment (Note 6)	39,589	39,203
Value-added taxes recoverable (net of provision for recovery of $1,936 (2009 - $nil))	-	1,736
	$74,227	$58,128

Liabilities
Current
Bank loan (Note 8)	$279	$-
Accounts payable and accrued liabilities	10,484	8,043
Promissory note (Note 7)	-	894
Convertible loan (Note 9)	2,500	-
Discontinued operations (Note 5)	1,345	1,043
	14,608	9,980

Discontinued operations (Note 5)	2,217	2,217
Notes payable (Note 10)	92,770	90,639
	109,595	102,836

Shareholders’ Deficiency
Share capital (Note 11)	588,745	561,751
Contributed surplus	40,280	35,366
Accumulated other comprehensive income	11,959	11,959
Deficit	(676,352)	(653,784)
	(35,368)	(44,708)
	$74,227	$58,128

Nature of operations and basis of presentation (Note 1)
Commitments and contingencies (Note 14)

(See accompanying notes to the consolidated financial statements)

Approved on behalf of the Board of Directors

/s/ Robert Fung, Director	/s/ Johan van’t Hof, Director

1

Crystallex International Corporation
Consolidated Statements of Operations, Comprehensive Loss and Deficit - Unaudited
(US$ thousands, except for share and per share amounts)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
(Expenses) income
General and administrative	$(4,204)	$(3,650)	$(6,506)	$(6,161)
Litigation	594	(1,113)	451	(2,337)
Interest on notes payable	(3,400)	(3,287)	(6,818)	(6,575)
Interest on promissory note and convertible loan	(160)	-	(264)	-
Foreign currency exchange (loss) gain	(626)	1,743	(648)	3,672
Writedown of property, plant and equipment (Note 6)	(4,064)	-	(7,674)	-
Provision for recovery of value-added taxes	(1,936)	-	(1,936)	-
Interest and other income	3	4	12	8
Loss from continuing operations before income taxes	(13,793)	(6,303)	(23,383)	(11,393)

Future income tax recovery	1,001	-	1,487	-

Loss from continuing operations	(12,792)	(6,303)	(21,896)	(11,393)

Loss from discontinued operations, net of income taxes tax (Note 5)	(379)	(447)	(672)	(565)

Net loss and comprehensive loss for the period	(13,171)	(6,750)	(22,568)	(11,958)
Deficit, beginning of period	(663,181)	(345,093)	(653,784)	(339,885)

Deficit, end of period	$(676,352)	$(351,843)	$(676,352)	$(351,843)

Loss per common share from continuing operations
– Basic and diluted	$(0.04)	$(0.02)	$(0.07)	$(0.04)
Loss per common share from discontinued operations
– Basic and diluted	(0.00)	(0.00)	(0.01)	(0.00)
Loss per common share
– Basic and diluted	$(0.04)	$(0.02)	$(0.08)	$(0.04)

Weighted average number of common shares outstanding	295,586,950	294,817,719	295,204,459	294,817,719

 (See accompanying notes to the consolidated financial statements)

2

Crystallex International Corporation
Consolidated Statements of Shareholders’ Deficiency - Unaudited
(US$ thousands, except as noted)

	Number of common shares (thousands)	Amount	(Number of warrants thousands)	Contributed surplus	Accumulated other comprehensive income	Deficit		Total

Balance at December 31, 2008	294,818	$561,751	28,695	$33,971	$11,959	$(339,885)		$267,796
Stock-based compensation	-	-	-	1,150	-	-		1,150
Warrants for advisory services	-	-	3,000	245	-	-		245
Loss for the year	-	-	-	-	-	(313,899)		(313,899)

Balance at December 31, 2009	294,818	561,751	31,695	35,366	11,959	(653,784)		(44,708)
Public offering	70,000	26,994	35,000	3,611	-	-		30,605
Equity component of convertible loan	-	-	-	200	-	-		200
Stock-based compensation	-	-	-	1,103	-	-		1,103
Loss for the period	-	-	-	-	-	(22,568)		(22,568)

Balance at June 30, 2010	364,818	$588,745	66,695	$40,280	$11,959	$(676,352	) (a)	$(35,368)

a) Includes total comprehensive deficit as at June 30, 2010 of $(664,393) (2009 - $(339,884))

(See accompanying notes to the consolidated financial statements)

3

Crystallex International Corporation
Consolidated Statements of Cash Flows - Unaudited
(US$ thousands)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Cash flows used in operating activities
Loss from continuing operations	$(12,792)	$(6,303)	$(21,896)	$(11,393)
Items not affecting cash:
Writedown of property, plant and equipment	4,064	-	7,674	-
Provision for recovery of of value-added taxes receivable	1,936	-	1,936	-
Future income tax recovery	(1,001)	-	(1,487)	-
Interest accretion	1,180	944	2,331	1,888
Stock-based compensation	991	789	1,029	894
Warrants issued for advisory services	-	245	-	245
Unrealized foreign currency exchange loss (gain)	330	(1,128)	504	(3,471)
Recovery of litigation costs	(765)	-	(765)	-
Changes in non-cash working capital:
Increase in accounts receivable	14	(59)	657	(106)
Decrease (increase) in prepaid expenses, deposits and other assets	(161)	815	(180)	(300)
Increase (decrease) in accounts payable and accrued liabilities	2,918	1,639	466	(83)
	(3,286)	(3,058)	(9,731)	(12,326)

Cash flows from (used in) investing activities
Investment in property, plant and equipment	(1,649)	(5,031)	(4,896)	(8,829)
Proceeds from sale of equipment	2,794	-	2,794	-
	1,145	(5,031)	(2,102)	(8,829)

Cash flows from financing activities
Issuance of common shares and warrants	30,605	-	30,605	-
Proceeds from convertible loan	-	-	2,500	-
Decrease in restricted cash	-	-	4,688	-
Proceeds from bank loan	279	-	279	-
Repayment of promissory note	(894)	-	(894)	-
	29,990	-	37,178	-
Increase (decrease) in cash from continuing operations	27,849	(8,089)	25,345	(21,155)
Decrease in cash from discontinued operations	(34)	(289)	(163)	(219)
Effects of foreign currency exchange rate fluctuations on cash	3	181	2	235
Cash, beginning of period	4,263	21,578	6,897	34,520

Cash, end of period	$32,081	$13,381	$32,081	$13,381

Supplemental disclosures with respect to cash flows (Note 12)

(See accompanying notes to the consolidated financial statements)

4

Crystallex International Corporation
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2010
(US$ thousands, except as noted)

1.	Nature of operations and basis of presentation

Crystallex International Corporation (“Crystallex” or the “Company”) is a Canadian-based company, which has been granted the Mine Operating Contract (the “Mine Operating Contract”) to develop and operate the Las Cristinas gold properties (“Las Cristinas Project” or “Las Cristinas”) located in Bolivar State, Venezuela.

On September 17, 2002, the Company entered into a non-assignable Mine Operating Contract with the Corporación Venezolana de Guayana (the “CVG”), acting under the authority of the Ministry of Energy and Mines of Venezuela, pursuant to Venezuelan mining law, under which the Company was granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 properties, including the processing of gold for its subsequent commercialization and sale.

The Company is currently awaiting the decision of the Venezuelan Ministry of the Environment and Natural Resources (“MinAmb”) in respect of the issuance of the Authorization to Affect Natural Resources (the “Permit”) to commence construction at Las Cristinas.

The construction and ultimate commencement of commercial production at Las Cristinas are dependent on the receipt of the Permit, which will allow management to proceed to put in place financing to fund construction.  In addition, the Las Cristinas Project is subject to sovereign risk, including political and economic instability, changes in existing government regulations, government regulations relating to mining that may affect the issuance of required permits, as well as currency fluctuations and local inflation.  In April 2008, the Director General of Permits at MinAmb denied the issuance of the Permit and subsequently denied the Company’s appeal. The Company filed an appeal to the Minister of MinAmb in June 2008 and no decision has been received to date, which demonstrates the significant risks that the Las Cristinas Project faces. The Company, nonetheless, has made specific decisions to continue to meet its obligations under the Mine Operating Contract as it continues to maintain control over the Las Cristinas Project as confirmed by the CVG. The Company is currently pursuing a strategic partnership with a Chinese state-owned company with the intention that this partnership will lead to the Government of Venezuela issuing the requisite permits to develop Las Cristinas.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management has considered all available information in assessing the Company’s ability to continue as a going concern, which is at least, but is not limited to, 12 months from the reported balance sheet date.

As at June 30, 2010, the Company had working capital of $20,030, including cash of $32,081. Management estimates that these funds will be sufficient to meet the Company’s obligations and budgeted expenditures for the foreseeable future, but may not be sufficient to repay the $100,000 notes payable (the “Notes”) due on December 23, 2011.

The Company is currently pursuing a strategic partnership described in Note 9 which, if concluded as currently envisaged, would result in the extinguishment of the Notes prior to maturity. In the event that the strategic partnership is not concluded and alternate sources of cash or other consideration are not available prior to maturity of the Notes, the Company may have to negotiate a payment or other settlement with the Noteholders to extinguish this obligation through a variety of payment consideration, which it believes is possible based on prior communications.

There is, however, no assurance that the Company would be successful in repaying or settling the Notes prior to or at maturity and, accordingly, substantial doubt exists as to the appropriateness of the use of accounting principles applicable to a going concern. Accordingly, these unaudited interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used that could be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

5

Crystallex International Corporation
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2010
(US$ thousands, except as noted)

2.	Significant accounting policies

These unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.  These unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian generally accepted accounting principles and, therefore, should be read together with the most recent audited annual consolidated financial statements and the accompanying notes thereto.

The preparation of these unaudited interim consolidated financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company’s annual audited consolidated financial statements as at December 31, 2009 and for the year then ended.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

3.	Future accounting pronouncements

In January 2009, The CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces the former guidance on business combinations. Section 1582 establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non- controlling Interests”, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company does not expect that the adoption of these standards will have a significant impact on its consolidated financial statements.

4.	Venezuelan operations

In the third quarter of 2007, Crystallex changed the rate it used to translate its Venezuelan subsidiaries’ transactions and balances from the official exchange rate of 2.15 Venezuelan bolivar fuerte (“BsF”) to 1 US dollar, to the parallel exchange rate.  This was done due to the increasing spread between the official exchange rate and the parallel exchange rate.

The Venezuelan subsidiaries use the US dollar as their functional currency. As a result of the use of the US dollar as the functional currency, monetary assets and liabilities denominated in BsF generate gains or losses for changes in value associated with foreign currency exchange rate fluctuations against the US dollar.

On January 11, 2010, the Venezuelan government devalued the BsF and changed to a two-tier exchange structure. The official exchange rate moved from 2.15 BsF per US dollar to 2.60 for essential goods and 4.30 for non-essential goods and services.

On May 17, 2010, the Venezuelan government enacted reforms to its foreign currency exchange control regulations to close down the parallel exchange market.  Therefore, continued use of the parallel rate to translate BsF denominated transactions is no longer acceptable.

On June 9, 2010, the Venezuelan government enacted additional reforms to its exchange control regulations and introduced a newly regulated foreign currency exchange system; Sistema de Transacciones con Titulos en Moneda Extranjera (“SITME”), which is controlled by the Central Bank of Venezuela (“BCV”). Foreign currency exchange transactions not conducted through SITME may not comply with the exchange control regulations, and could therefore be considered illegal. The SITME imposes volume restrictions on the conversion of BsF to US dollar (and vice versa), currently limiting such activity to a maximum equivalent of US$350 thousand per month.

6

Crystallex International Corporation
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2010
(US$ thousands, except as noted)

4.	Venezuelan operations (continued)

As a result of the enactment of the reforms to the exchange control regulations, the Venezuelan subsidiaries did not meet the requirements to use the SITME to convert US dollars to BsF as at June 30, 2010. Accordingly, the Company changed the rate used to re-measure BsF-denominated transactions from the parallel exchange rate to the official rate specified by the BCV, which was fixed at 4.30 BsF per US dollar on June 30, 2010. The net loss resulting from the re-measurement of Venezuelan BsF denominated transactions to the official rate specified by the BCV increased loss by approximately $850 during the three months ended June 30, 2010.

Venezuelan subsidiaries had approximately $2,314 of net monetary liabilities denominated in BsF as at June 30, 2010. For every $1,000 of net monetary liabilities denominated in BsF, a 15% increase/(decrease) in the foreign currency exchange rate would increase/(decrease) the Company’s loss by approximately $150.

5.	Discontinued operations

On October 1, 2008, the Revemin mill and related assets located in El Callao, Venezuela reverted by contract to the State of Venezuela as a result of the expiry of the operating agreement relating to the mill.  At the same time, the Company ceased all mining operations at the Tomi and La Victoria mines, which supplied ore to this mill. In 2009, the Company transferred to the State of Venezuela all of the Tomi and La Victoria mining concessions that did not form part of the mill contract.

The results of operations at El Callao have been treated as discontinued operations as the Company has no intention of mining the concessions in this location.  Assets and liabilities on the consolidated balance sheets include the following estimated amounts for discontinued operations.

	June 30	December 31
	2010	2009
Current assets
Accounts receivable and other assets	$921	$1,129

Current liabilities
Accounts payable and accrued liabilities	$1,345	$1,043
Asset retirement obligations	2,217	2,217
	$3,562	$3,260

6.	Property, plant and equipment

		June 30, 2010
	Cost	Accumulated Writedown	Net book value
Mining equipment	$40,197	$608	$39,589
Mineral properties	304,743	304,743	-
	$344,940	$$305,351	$39,589

		December 31, 2009
	Cost	Accumulated Writedown	Net book value
Mining equipment	$39,203	$-	$39,203
Mineral properties	297,069	297,069	-
	$336,272	$297,069	$39,203

7

Crystallex International Corporation
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2010
(US$ thousands, except as noted)

6.	Property, plant and equipment (continued)

As at December 31, 2009, the Company assessed the Las Cristinas Project for impairment based on the guidance in EIC 174 "Mining Exploration Costs", AcG11 "Enterprises in the Development Stage", and CICA Handbook Section 3063, “Impairment of Long-Lived Assets” and concluded that, despite its continued efforts to secure the Permit and pursue accretive transactions in respect of the Las Cristinas Project, a non-cash writedown of the carrying value should be recorded as at December 31, 2009 based on certain impairment triggers noted including, but not limited to, the permitting delays described in Note 1.  The Company determined that, among other things, the current uncertainty regarding the Permit had a significant impact on management’s ability to estimate the future net cash flows associated with the Las Cristinas Project. Accordingly, the Company recorded a non-cash writedown of $297,069 as at December 31, 2009 relating to all mineral property costs, except the carrying value of the remaining mining equipment.

The Company conducted a similar impairment assessment as at March 31, 2010 and June 30, 2010 and for similar reasons to those indicated above; the Company recorded non-cash writedowns of $3,610 and $4,064, respectively. During the three months ended June 30, 2010, the Company recorded a provision of $1,936 against Venezuelan value-added taxes receivable (“VAT”) from cumulative expenditures incurred on Las Cristinas. This provision was recorded as VAT is only recoverable from future operations at Las Cristinas and cannot be transferred or assigned.

The Company will be reporting under International Financial Reporting Standards (“IFRS”) effective January 1, 2011. Under IFRS, an entity is required to assess at each reporting date any indication that a previously recognized impairment loss no longer exists or has decreased. If there is such an indication, the entity is required to estimate the recoverable amount and determine whether an impairment reversal is appropriate. The Company will carefully assess the alternative accounting policies available under IFRS and will consider a reversal of the writedown based on the facts and circumstances in reporting periods subsequent to January 1, 2011.

The aggregate expenditures incurred on mineral properties, before writedown, on the Las Cristinas Project by the Company as at June 30, 2010 are summarized as follows:

	Cash	Non-cash	Total
Exploration, development and related expenses	$222,769	$5,732	$228,501
Property payment and finders’ fees	24,978	11,192	36,170
Future income taxes	-	38,258	38,258
Stock-based compensation	-	1,814	1,814
	$247,747	$56,996	$304,743

7.	Sale of equipment

During 2009, the Company sold generic mining equipment for net proceeds of $12,361 from which $4,688 was set aside and restricted to pay the scheduled January 15, 2010 interest obligation on the notes payable described in Note 10.

In April 2010, the Company sold additional generic mining equipment for $2,794. The Company received an advance of $894 from the auctioneer who sold this equipment. The Company issued to the auctioneer a demand promissory note for $894 bearing interest at the Bank of America, Australia, Bank Bill Buying semi-annual rate plus 4%, which was secured by the underlying equipment. The Company repaid the promissory note and related interest charges from the auction proceeds. During the three months ended June 30, 2010, the Company decided to not proceed further with the sale of equipment with a carrying value of $386 which has been reallocated to property, plant and equipment.

8

Crystallex International Corporation
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2010
(US$ thousands, except as noted)

8.	Bank loan

In May 2010, the Company’s Venezuelan Branch received a bank loan of approximately 1.2 million BsF to fund operations, which the Company considered as the best temporary measure to deal with the elimination of the parallel exchange rate system in Venezuela. This loan bears an interest rate of 19% and is secured by cash collateral.

9.	Strategic partnership negotiations and convertible loan

On June 3, 2010, the Company signed a binding agreement (the “Agreement”) with China Railway Resources Group Co. Ltd. (“CRRC”) to create a strategic partnership for the development of Las Cristinas. Under the terms of the Agreement, CRRC would lead the efforts of the strategic partnership to unblock the stalled environmental permitting process for Las Cristinas and would provide the necessary project capital to develop the project to commercial production at an optimized mining level.

On completion of the transactions contemplated by the Agreement, Crystallex would hold a one third fully carried interest in the Las Cristinas Joint Venture and CRRC would have a two thirds interest. Crystallex would contribute the Las Cristinas Mine Operating Contract, feasibility study, all design and engineering already completed by Crystallex and other project assets. CRRC would provide the necessary construction and operating capital to fund project development, optimized expansion and operation and would be responsible for construction of the project. Crystallex would pay for its one third carried interest of the capital costs provided by CRRC from its share of future cash flows from the project. In addition, CRRC would: assist Crystallex to retire the outstanding noteholders’ obligations described in Note 10; would provide a construction guarantee; and has agreed to make an equity investment in Crystallex following closing of the transactions, at a share price based on the then prevailing market price of the common shares of Crystallex.

CRRC previously advanced Crystallex $2,500 during the negotiation of this Agreement. Subject to requisite regulatory and shareholder approvals, this advance is convertible at the option of CRRC into common shares of Crystallex at a price of Cdn$0.40 per share until September 10, 2010. This convertible loan bears interest at 6%, repayable on September 10, 2010 and ranks subordinate to the Notes described in Note 10.  Upon the later of (i) receipt of all necessary permits to develop Las Cristinas, and (ii) the closing of the Agreement, Crystallex would have the right to cause conversion of this loan into common shares of Crystallex pursuant to the terms thereof on 30 days’ written notice to CRRC.

The conversion feature of the loan was ascribed a fair value of $200 and recorded as contributed surplus, using the Black-Scholes pricing model. The residual liability component of the loan of $2,300 was accreted up to its face value using the effective interest method. Interest accretion of $200 was recorded during the six months ended June 30, 2010 as a component of interest expense.

CRRC would also have a onetime option to convert a portion of funds advanced to Crystallex to satisfy its obligation to the noteholders into common shares of Crystallex at a price of Cdn$0.40 per share for a period of five years from the date of funding, provided that CRRC and its affiliates would beneficially own not more than 19.9% of the outstanding common shares of Crystallex after giving effect to such conversion. CRRC would have the right to maintain its pro rata equity interest in Crystallex to a maximum of 19.9% of the outstanding shares.

The closing of the transactions contemplated by the Agreement would be subject to the applicable regulatory, government and shareholder approvals, satisfaction or waiver of all conditions contained in the Agreement and the execution and delivery of all closing documents including final definitive agreements.

9

Crystallex International Corporation
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2010
(US$ thousands, except as noted)

10.	Notes payable

In conjunction with a unit offering on December 23, 2004, the Company issued $100,000 of senior unsecured notes (the “Notes”) with a coupon rate of 9.375%, due on December 23, 2011, for net proceeds of $75,015 after expenses and equity allocation.  Interest is payable semi-annually on January 15 and July 15 of each year, beginning on July 15, 2005.  The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption.  In addition, the Company may be required to redeem the Notes for cash if there is a change in control in the Company where the acquirer’s debt rating is below the debt rating of the Company before or after the change in control, or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project.  The Company may also redeem the Notes, in whole but not in part, for cash at its option if there is a change in the applicable Canadian withholding tax legislation. As described in Note 14, the Company successfully defended against an action brought by Noteholders relating to a project change in control.

The initial carrying value of the Notes was derived from a unit structure that contained both a Note and a share component.  As a result, the share component was determined based on the fair value of the common shares issued with the unit offering, calculated at $21,450 with $78,550 being the discounted fair value of the Notes.  The discounted fair value of the Notes, net of expenses, is accreted up to the face value of the Notes using the effective interest method over its seven-year term, with the resulting charge recorded to interest expense. Interest accretion of $2,131 (2009 - $1,888) on the Notes was recorded during the six months ended June 30, 2010 as a component of interest expense.

11.	Share capital

	June 30	December 31
	2010	2009

Authorized
Unlimited common shares, without par value
Unlimited Class A preference shares, no par value
Unlimited Class B preference shares, no par value
Issued
364,817,719 common shares (2009 - 294,817,719)	$588,745	$561,751

Financing transaction

On June 30, 2010, the Company completed a public offering of 70 million units at Cdn $0.50 per unit for gross proceeds of Cdn $35.0 million.

Each unit consisted of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase a further common share of the Company at an exercise price of Cdn $0.70 expiring June 30, 2011.

The net proceeds received by the Company, after payment of issuance costs of $2,396, was $30,605, of which $26,994 was recorded as share capital and $3,611 was recorded as contributed surplus.

10

Crystallex International Corporation
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2010
(US$ thousands, except as noted)

11.	Share capital (continued)

Warrants

As at June 30, 2010, common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

Number of
Exercise price	warrants
(thousands)
$0.67 (Cdn$0.70)	35,000(a)
$0.29 (Cdn$0.30)	3,000(b)
$2.87 (Cdn$3.00)	16,445(c)
$4.25	12,250(d)
66,695

a)	These warrants expire on June 30, 2011.
b)	These warrants expire on April 23, 2012.
c)	These warrants expire six months following the date that is 45 days following the receipt of the Permit for the Company’s Las Cristinas Project.
d)	These warrants become exercisable for an 18-month period commencing on the date which is 45 days following the receipt of the Permit for the Company’s Las Cristinas Project.

Stock options

Effective June 24, 2008, shareholders of the Company approved a Fixed Share Option Plan (the “New Plan”), which provides for the granting of a maximum 8,000,000 stock options to acquire common shares of the Company to executive officers, directors, employees and service providers of the Company. Under the New Plan, the exercise price of each stock option cannot be less than the closing price of the Company’s common shares on the Toronto Stock Exchange, on the trading day immediately preceding the date of the grant.  Stock options have a life of up to ten years and may vest immediately, or over periods ranging from one year to three years.  In addition, the directors of the Company may permit an optionee to elect to receive without payment by the optionee of any additional consideration, common shares equal to the value of stock options surrendered.

Effective June 23, 2010, shareholders of the Company approved an increase in the number of stock options in the New Plan, authorizing an additional 5,000,000 stock options to acquire common shares of the Company to executive officers, directors, employees and service providers of the Company. As at June 30, 2010, 11,077,900 stock options were granted under the New Plan.

Prior to June 25, 2008, the Company had a rolling stock option plan (the “Old Plan”), which provided for the granting of stock options to acquire common shares of the Company equal to 10% of the issued and outstanding common shares from time to time, and had characteristics similar to the New Plan. Effective June 24, 2008, the Company ceased to grant stock options under the Old Plan and no additional stock options are available for grant under the Old Plan.

11

Crystallex International Corporation
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2010
(US$ thousands, except as noted)

11.	Share capital (continued)

The Company determines the fair value of the employee stock options using the Black-Scholes option pricing model.  The estimated fair value of the stock options is expensed over their respective vesting periods.  The fair value of stock options granted was determined using the following assumptions for stock options granted during the six months ended June 30, 2010.

	Six months ended June 30
	2010	2009
Risk-free interest rate	1.7%	1.8%
Expected life (years)	3	3
Expected volatility over expected life	127%	118%
Expected dividend rate	0%	0%
Weighted average fair value of stock options granted	$0.33	$0.15

The fair value compensation recorded for stock options that have vested for the six months ended June 30, 2010 was $1,103 (2009 - $1,075) of which $1,029 (2009 - $894) was expensed and $74 (2009 - $181) was capitalized to mineral properties prior to the writedown described in Note 6.

As at June 30, 2010, stock options were outstanding enabling the holders to acquire common shares as follows:

	Outstanding stock options			Exercisable stock options
		Weighted average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	of stock options	life	price	exercisable	price
(Cdn$)	(thousands)	(years)	(Cdn$)	(thousands)	(Cdn$)

$0.24	6,175	6.94	0.24	6,175	0.24
$0.45	4,903	8.20	0.45	3,145	0.45
$1.75 to $2.60	3,829	1.18	2.23	3,829	2.23
$2.65 to $3.57	2,760	3.87	3.13	2,760	3.13
$3.91 to $4.87	2,357	3.83	4.42	2,282	4.44
	20,024	5.36	1.56	18,191	1.65

A summary of the outstanding stock options as at June 30 and changes during each of six months then ended are as follows:

	Six months ended June 30
		2010		2009
	Number of options (thousands)	Weighted average exercise price (Cdn$)	Number of options (thousands)	Weighted average exercise price (Cdn$)
Balance, beginning of period	15,254	1.94	10,517	3.14
Expired or forfeited	(133)	3.67	(271)	3.16
Issued	4,903	0.45	6,175	0.24
Balance, end of period	20,024	1.56	16,421	2.04

12

Crystallex International Corporation
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2010
(US$ thousands, except as noted)

11.	Share capital (continued)

Shareholder rights plan

On June 24, 2009, the shareholders of the Company approved the continuation of the Company’s shareholder rights plan (the “Rights Plan”), which was previously approved on October 30, 2006. The rights issued under the Rights Plan are subject to reconfirmation at every third annual meeting of shareholders and will expire at the close of the Company’s annual meeting in 2016. The Rights Plan is designed to ensure the fair treatment of shareholders in connection with any takeover bid for the Company and to provide the board of directors and shareholders with sufficient time to fully consider any unsolicited takeover bid. The Rights Plan also provides the board of directors with time to pursue, if appropriate, other alternatives to maximize shareholder value in the event of a takeover bid.

Pursuant to the Rights Plan, one right (a “Right”) is attached to each outstanding common share of the Company held by shareholders of record at the close of business on the record date. The Rights will separate from the common shares at the time that is the close of business on the eighth trading day (or such later day as determined by the board of directors of the Company) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the common shares of the Company by any person other than in accordance with the terms of the Rights Plan.

In order to constitute a permitted bid, an offer must be made in compliance with the Rights Plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further period of ten business days.

12.	Supplemental disclosures with respect to cash flows

Cash paid during the six months ended June 30:

	2010	2009

For interest	$4,688	$4,688
For income taxes	$-	$-

Investment in property, plant and equipment for the six months ended June 30:

	2010	2009

Net book value of property, plant and equipment January 1	$39,203	$343,652
Net book value of property, plant and equipment June 30	39,589	353,320

Net increase in property, plant and equipment	(386)	(9,668)
Re-allocation of equipment held for sale	386	-
Writedown of property, plant and equipment	(7,674)	-
Provision for recovery of value-added taxes	(1,936)	-
Capitalization of stock-based compensation	74	181
Future income taxes	981	955

Net increase before working capital items	(8,555)	(8,532)
Changes in working capital related to property, plant and equipment acquisitions	3,659	(297)

Cash investment in property, plant and equipment	$(4,896)	$(8,829)

13

Crystallex International Corporation
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2010
(US$ thousands, except as noted)

13.	Segmented information

The Company has one operating segment, which is the development of mineral properties with the Las Cristinas Project as its principal operation.

Property, plant and equipment all relate to the Las Cristinas Project and include long-lead time equipment required for its development, of which significant amounts are located temporarily in the United States and various other countries.

14.	Commitments and contingencies

Las Cristinas commitments

Under the terms of the Mine Operating Contract with the CVG, the Company has undertaken to make all investments necessary to develop and exploit the deposits at Las Cristinas. Based on a study completed in November 2007, the Company estimates that approximately $316,000 of additional capital costs would have to be spent on Las Cristinas to meet this obligation after the receipt of the Permit. These projected cost estimates will be updated if and when the Company receives the Permit to commence development of the project.

Action by Noteholders

In December 2008, the Company was served with a notice of application (the “Application”) by the trustee for the Noteholders as described in Note 10. The trustee, on behalf of certain Noteholders sought, among other things, a declaration from the court that there has been a project change of control (a “Project Change of Control”) event, as defined in the First Supplemental Indenture made as of December 23, 2004, thereby requiring Crystallex to accelerate payment and purchase all of the Notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the Notes, together with accrued and unpaid interest to the date of purchase.

A Project Change of Control is defined as the occurrence of any transaction as a result of which Crystallex ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project.

On December 16, 2009, the Ontario Superior Court dismissed all of the Noteholders’ claims against Crystallex and ordered the Noteholders to pay Crystallex its costs incurred with respect to the Application. In detailed reasons, the court held that Crystallex acted reasonably and in accordance with its obligations to the Noteholders. The Noteholders appealed this decision, which was heard in late April 2010. In May 2010, the Court of Appeal for Ontario dismissed the Noteholders’ appeal.  The Noteholders paid Crystallex $765 on account of Crystallex’s costs in defending the litigation.  That payment was effected by netting against the July 15, 2010 semi-annual interest payment on the Notes. The Noteholders also signed a release against the Company and its directors.

Proposed class action

The Company and certain officers and directors have been named as defendants in a putative securities fraud class action that commenced on December 8, 2008, in the United States District Court for the Southern District of New York. The plaintiffs in the lawsuit are described as investors who acquired the Company’s common stock during the period from March 27, 2006 to April 30, 2008, inclusive (the “Proposed Class Period”). The complaint alleges that the defendants made several statements during the Proposed Class Period about the Company’s Las Cristinas Project, and that the issuance of the required Venezuelan government Permit in connection with that project was imminent and guaranteed to be issued to the Company.  The complaint asserts that the defendants did not have, during the Proposed Class Period, a reasonable expectation that the Company would receive the required Permit, and that on April 30, 2008, the Permit was, in fact, denied.  The proposed class action seeks compensatory damages plus costs and fees, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder by each of the defendants, and a violation of Section 20A of the Exchange Act by one of the individual defendants.

14

Crystallex International Corporation
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2010
(US$ thousands, except as noted)

14.	Commitments and contingencies (continued)

In a court order dated April 7, 2009, the lead plaintiffs were appointed and, on June 12, 2009, they filed an amended complaint.  The Company, on behalf of the defendants, filed a motion to dismiss on August 14, 2009.  The lead plaintiffs filed an opposition to the motion to dismiss on September 11, 2009 and the defendants filed a reply thereto on September 29, 2009. The defendants also informed the court of the December 16, 2009 decision of the Ontario Superior Court, which dismissed all of the Noteholders’ claims against Crystallex, and of the subsequent affirmation of that decision by the Court of Appeal for Ontario. The defendants further informed the court of a recent U.S. Supreme Court decision, which bars U.S. securities fraud claims by anyone who acquired securities on a foreign exchange.

Crystallex believes that the complaint is without merit and intends to vigorously defend itself against the action.  However, because the action is in its preliminary stages, the Company cannot provide assurances as to the outcome of the action, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued.

Claim by an individual

On May 23, 2006, the Company and certain directors and officers were served with a statement of claim by an individual alleging misrepresentation, conspiracy and breach of contract, and claiming damages of approximately Cdn$1.75 million.  The Company has filed its statement of defence and believes that there is little likelihood of any ultimate liability.  However, as the outcome of this matter cannot be determined at this time, the Company has made no provision for this contingency as at June 30, 2010.

Claims by former employees

The Company’s subsidiaries in Venezuela have been served with statements of claims from several former employees for additional severance and health related issues for an aggregate claim of approximately $1,500. The Company believes these claims are without merit and plans to vigorously defend against them. However, as the outcome of these claims cannot be determined at this time, the Company has made no provision for these contingencies as at June 30, 2010.

15.	Related party transactions

During the six months ended June 30, 2010, the Company paid head office rent of $57 (2009 - $58) to a subsidiary of a company that has appointed the chairman of the Company as a director of their board. In addition, in August 2009, another subsidiary of this company entered into an agreement with the Company to provide advisory services. The advisory fee includes a work fee, and a success fee that is only payable on the fulfilment of certain conditions.  For the six months ended June 30, 2010 the Company paid advisory fees of $150 (2009 - $nil), under the terms of this advisory agreement.

During the six months ended June 30, 2010, the Company paid underwriting fees of $1,386 (2009 - $nil) to a company that retains the chairman of the Company as an employee.

These transactions were in the normal course of operations and were measured at the exchange values, which represented the amount of consideration established and agreed to by the related parties.

15

Crystallex International Corporation
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2010
(US$ thousands, except as noted)

16.	Risk management

Financial instruments

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are as follows:

Credit risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company’s credit risk is primarily attributable to cash that is held with major Canadian chartered banks.

The Company is exposed to the credit risk of Venezuelan banks, which hold cash for the Company’s Venezuelan operations. The Company limits its exposure to this risk by maintaining minimal cash balances to fund the immediate needs of its Venezuelan subsidiaries.

The Company has additional credit risk relating to value-added taxes receivable from the Government of Venezuela.

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s cash earns interest at market rates.  Fluctuations in market rates of interest do not have a significant impact on the Company’s results from operations due to the short term to maturity of the investments held.

Currency risk

The Company has operations in Venezuela, where currently there is an exchange control regime, and is exposed to currency risk from the exchange rate of the Venezuelan BsF relative to the U.S. dollar.  In addition, some of the Company’s head office operations are transacted in Canadian dollars.

The Company’s risk management objective is to reduce cash flow risk related to foreign denominated cash flows. Currency risk is derived from monetary assets and liabilities denominated in Venezuelan BsF and Canadian dollars.

The following table provides a sensitivity analysis of the positive/(negative) impact on operations as a result of a hypothetical weakening or strengthening of the Venezuelan BsF and Canadian dollar relative to the U.S. dollar:

	June 30 2010	December 31 2009

Venezuelan BsF net liabilities (2009 – net assets)
15% increase in value	$(302)	$295
15% decrease in value	$302	$(295)

Canadian dollar net assets (2009 – net liabilities)
15% increase in value	$3,895	$(64)
15% decrease in value	$(3,895)	$64

16

Crystallex International Corporation
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2010
(US$ thousands, except as noted)

16.	Risk management (continued)

Liquidity risk

The Company faces liquidity risk to the extent that it will be unable to settle liabilities as they come due.  In order to manage this risk, management monitors rolling forecasts of the Company’s liquidity reserve on the basis of expected cash flow.  The maturities of the Company’s financial liabilities are as follows:

	1 month	1 to 3 months	3 months to 1 year	1 year to 5 years

Current liabilities	$7,711	$2,595	$4,302	$-
Asset retirement obligations	-	-	-	2,217
Debt	-	-	-	100,000
Total	$7,711	$2,595	$4,302	$102,217

Fair value

As at June 30, 2010, the Company’s financial instruments consisted of cash, accounts receivable, accounts payable and accrued liabilities, promissory note payable, convertible loan payable and long-term notes payable. The financial instruments that are measured at fair value and classified as Level 2 are cash; fair values of these instruments approximate their carrying values. Accounts receivable, accounts payable and accrued liabilities, promissory note payable and convertible loan payable are measured at amortized cost and their fair values approximate carrying values due to their short-term nature.  The long-term notes payable are classified as held-to-maturity and are measured at amortized cost. The fair value of the Notes ranges from $45,000 to $74,000 based on limited trading activity during the three months ended June 30, 2010.

17.	Capital management

The Company’s capital consists of cash, notes payable and shareholders’ deficiency. The Company’s objective when managing capital is to maintain adequate funds to safeguard its ability to continue as a going concern and pursue the development of or obtain a successful outcome from the Las Cristinas Project. In order to achieve this objective, the Company invests its capital in highly liquid, highly rated financial instruments. The Company manages its capital structure and makes adjustments to it, based on the level of funds available to the Company to manage its operations. In order to meet the Company’s objectives for managing capital the Company may issue new common shares, issue new debt or dispose of assets. There are no assurances that such sources of funding will be available on terms acceptable to the Company. There were no changes in the Company's approach to capital management during the six months ended June 30, 2010. The Company is not subject to externally imposed capital requirements.

17

Document 2

Management’s Discussion and Analysis
For the Six Month Period Ended June 30, 2010

Management’s Discussion and Analysis

Table of Contents

Special Note Regarding Forward Looking Statements	1
Cautionary Note to U.S. Investors	1
General	2
Overview	2
Las Cristinas	2
Liquidity and Capital Resources	3
Financial Results	3
Legal Matters	3
Las Cristinas Permit	3
Strategic Partnership Negotiations	4
Noteholders’ Appeal Dismissed with Cost	5
Proposed Class Action	5
Claim by an Individual	6
Claims by Former Employees	6
Results of Operations	8
Discontinued Operations – El Callao	10
Cash	10
Cash Used in Operating Activities	11
Investing Activities	11
Financing Activities	11
Liquidity and Capital Resources	12
Contractual Obligations and Commitments	12
Off-Balance Sheet Arrangements	13
Related Party and Other Transactions	13
Venezuelan Operations	13
Critical Accounting Estimates and Uncertainties	14
Litigation	15
Future Accounting Pronouncements	16
International Financial Reporting Standards	16
Outstanding Share Data	17

Management’s Discussion and Analysis

Disclosure Controls and Internal Control over Financial Reporting	18
Risk Factors	19
Risks Associated with the Transactions Contemplated under the CRRC Binding Agreement	19
Risks Associated with Operating in Developing Countries	19
Risks Specific to Operations in Venezuela	20
General Risk Factors	22

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” section of this MD&A. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this MD&A and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Cautionary Note to U.S. Investors

The terms "proven mineral reserve" and "probable mineral reserve" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the SEC's Industry Guide 7. The terms, "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101. While the terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Crystallex International Corporation
Six Month Period Ended June 30, 2010

General

This Management’s Discussion and Analysis (“MD&A”) of Crystallex International Corporation (“Crystallex” or the “Company”) provides an analysis of the Company’s unaudited interim consolidated financial statements and the related notes as at and for the six months ended June 30, 2010.  This MD&A should be read in conjunction with those unaudited interim consolidated financial statements as well as the annual audited consolidated financial statements of the Company and the related annual MD&A for the year ended December 31, 2009.

The Company prepares its consolidated financial statements in United States (“U.S.”) dollars and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

All monetary figures in this MD&A are expressed in U.S. dollars unless otherwise specified.

This MD&A was prepared on August 13, 2010 and the Company’s public filings, including its most recent Financial Statements and Annual Information Form, can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Company’s website at www.crystallex.com.

Overview

Crystallex is a Canadian-based company which has been granted the Mine Operating Contract (the “MOC”) to develop and operate the Las Cristinas gold properties (“Las Cristinas Project” or “Las Cristinas”) located in Bolivar State, Venezuela. Its common shares are traded on both the Toronto Stock Exchange (symbol: KRY) and the NYSE Amex Exchange (symbol: KRY).

Las Cristinas

•
The Company’s principal asset is its interest in the Las Cristinas gold project located in Bolivar State, Venezuela.  The Company’s interest in the Las Cristinas concessions is derived from the MOC with the Corporacion Venezolana de Guayana (the “CVG”) which grants Crystallex exclusive rights to develop and mine the gold deposits on the Las Cristinas property.

•
The Company has not received a response from the Minister of Environment and Natural Resources (“MinAmb”) to its June 16, 2008 appeal of the Director General of the Administrative Office of Permits at MinAmb denying its request for the Authorization to Affect Natural resources (the “Permit”) for the Las Cristinas Project.

•
The Company remains compliant with the MOC in order to continue to pursue the Permit and the development of Las Cristinas and to protect the option of proceeding to international arbitration.  The Company retains control of the Las Cristinas property site. All community infrastructure projects as required under the MOC have been completed.

•
Despite continued efforts to secure the Permit and pursue transactions in respect of the Las Cristinas Project, the Company recorded a $3.6 million non-cash writedown in the first quarter of 2010 and a $4.1 million non-cash write down in the second quarter of 2010 (accumulated non-cash write down of $304.7 million) to the carrying value of the Company’s interest in Las Cristinas as required under Canadian GAAP based on certain impairment indicators including, but not limited to, the permitting delays. The non-cash impairment charge has been taken to comply with accounting requirements and is thus without prejudice to the legal qualification that the Venezuelan measures may be given under Venezuelan or international law.

•
The Company has signed a binding agreement with China Railway Resources Group Co. Ltd. (“CRRC”) to create a strategic partnership to develop Las Cristinas. The process to complete that partnership is underway and will include the signing of a definitive agreement, a request by Crystallex for its shareholders to approve the transaction followed by closing a short time later. It is now anticipated that the shareholder process and closing of the strategic partnership agreement will take place in the 4th quarter of 2010.

Crystallex International Corporation
Six Month Period Ended June 30, 2010

•
The Company will consider its options under International Financial Reporting Standards (“IFRS”), when adopted in 2011, to reverse the impairment charge and restore the carrying value of the Company’s interest in Las Cristinas to its original amount, if receipt of the Permit or other circumstances warrants a reversal of this impairment charge at a future date under IFRS. Meanwhile the Company continues to maintain compliance with its obligations under the MOC while pursuing the development of Las Cristinas through the formation of a joint venture partnership with CRRC.

Liquidity and Capital Resources

▪	Cash at June 30, 2010 was $32.1 million.

Financial Results

▪	Losses from continuing operations were $12.8 million ($(0.04) per share) and $21.9 million ($(0.07) per share) for the three months and six months ended June 30, 2010, respectively.
▪	Losses from discontinued operations at El Callao were $0.4 million and $0.7 million for the three months and six months ended June 30, 2010, respectively.
▪	Losses from operations were $13.2 million ($(0.04) per share) and $22.6 million ($(0.08) per share) for the three months and six months ended June 30, 2010, respectively.

Legal Matters

▪
On December 16, 2009, the Ontario Superior Court dismissed all of the claims by certain holders (the “Noteholders”) of the Company's 9.375% aggregate principal amount of $100 million notes (the “Notes”) against Crystallex and ordered the Noteholders to pay Crystallex costs. In detailed reasons the court held that Crystallex acted reasonably and in accordance with its obligations to the Noteholders. The Noteholders appealed this decision which was heard in late April 2010. In May 2010, the Court of Appeal for Ontario dismissed the Noteholders’ appeal and the Noteholders paid costs of $0.8 million. The Noteholders also signed a release against the Company and its directors.

▪
The Company and certain officers and/or directors have been named as defendants in a proposed class action lawsuit commenced in the United States District Court of the Southern District of New York. Crystallex believes that the complaint is without merit and will vigorously defend itself against this action. Crystallex has filed a motion to dismiss the class action complaint. The motion to dismiss remains pending before the court.

Las Cristinas Permit

On September 17, 2002, Crystallex entered into the non-assignable MOC with the CVG, acting under the authority of the Ministry of Energy and Mines of Venezuela, under which Crystallex was granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 concessions including the processing of gold for its subsequent commercialization and sale.

In May 2007, the CVG was formally notified by MinAmb that all requirements had been fulfilled for the issuance of the Permit which is required to commence construction of the mine; however, the Permit was not issued.  In April, 2008, the Director General of the Administrative Office of Permits at MinAmb issued a letter to the CVG denying its request for the Permit for the Las Cristinas Project. In May 2008, the Company filed a challenge to this denial. This challenge was denied by the Director General on May 30, 2008 and the Company was advised by the Director General to appeal directly to the Minister of MinAmb.

On June 16, 2008, the Company filed an appeal (the “Appeal”) with the Minister of MinAmb.  The Company has not received a response to this Appeal. The Minister of MinAmb is obligated to issue a decision on this Appeal; however, if no decision is issued within 90 business days of submitting the Appeal (by October 30, 2008), Venezuelan law allows the Company to elect to deem the Appeal as being denied in order to avail itself of additional legal avenues in Venezuela. Although the deadline for the Minister’s response has passed, the Company has yet not invoked this right.  However, on April 21, 2009, the Workers Union of Crystallex de Venezuela C.A., as an interested party, filed before the Political Administrative Chamber of the Supreme Tribunal of Justice an action for annulment (recurso de nulidad) against MinAmb in view of the lack of response within the prescribed period provided in the Organic Law of Administrative Proceedings (LOPA).

Crystallex International Corporation
Six Month Period Ended June 30, 2010

In August 2008, the Company, at the request of the Vice-Minister of MinAmb, filed a report that dealt with modifications to the project, which were accepted by the Vice-Minister. The Vice-Minister of MinAmb issued an official letter which indicated that the modifications complied with government guidelines on environmental and social matters and were technically viable.  The letter further noted that although the foregoing should be considered by the Minister of MinAmb in rendering her decision on the Permit, the letter is not binding on the Minister of MinAmb.

The Company has continued to receive express and implicit confirmation of its rights and the acceptability of its performance from Venezuelan officials with whom it interacts. These confirmations have at times been contradicted by public statements made by senior government officials suggesting that the Company will either not obtain the Permit or will lose control of Las Cristinas. The Company has not received any official notification from any government entity concerning changes to the control of Las Cristinas or to the effectiveness of the MOC.

The Company is taking the necessary steps to protect its shareholder and stakeholder rights, including preserving its rights to pursue legal avenues both inside and outside of Venezuela.  In November 2008, the Company delivered a letter to the Government of the Republic of Venezuela notifying it of the existence of a dispute between the Company and the Bolivarian Republic of Venezuela under the Agreement between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the “Treaty”).  Following delivery of the notification letter, the Treaty allows for a six month amicable period to settle disputes prior to submitting a dispute to arbitration.  This six month amicable period elapsed at the end of May 2009; accordingly, the Company now has the option of submitting its dispute to international arbitration under the terms of the Treaty with a limitation period up to April 13, 2011.

The Company remains in full control of the Las Cristinas property and has not been advised by any Venezuelan authority of any changes to its rights under the MOC. Additionally, the Company has been advised that by remaining in full compliance with the MOC while it continues to seek a resolution on Las Cristinas the Company will preserve the option of maximizing stakeholder value through alternative transactions and partnerships without impairing its ability to avail itself of international arbitration in the alternative. Accordingly, the Company has determined that, to date, it is in the best interest of all stakeholders to remain compliant with the MOC and incur the consequent expenditures.

Reference is made to the writedown of the carrying value of the Company’s interest in Las Cristinas and the related future income tax recovery under “Results of Operations”.

Strategic Partnership Negotiations

On June 7, 2010 Crystallex announced the signing of a binding agreement (the “Binding Agreement”) with China Railway Resources Group Co. Limited (“CRRC”) to create a strategic partnership to develop Las Cristinas.  CRRC is the resource subsidiary of China Railway Engineering Corporation (“CREC”) which is the world’s largest contracting and engineering company and one of China’s largest state-owned companies with its majority shareholder being the People’s Republic of China.  Prior to signing of the agreement, senior members of the Chinese Government and of CREC and then both CRRC and Crystallex met with the Government of Venezuela to apprise them of, and to seek approval for the strategic partnership.  That approval process of the strategic joint venture, together with the process to issue the environmental Permit which allows the project to proceed is currently underway and both Crystallex and the Chinese are in continual interface with the Government of Venezuela.  In addition, the documentation establishing the Joint Venture and the necessary shareholder agreements between CRRC and Crystallex is being completed.  That process will include signing of a definitive agreement, a request by Crystallex for its shareholders approval of the transaction, followed by a closing a short time thereafter. It is now anticipated that the shareholder process and closing will take place in the 4th quarter 2010.

Certain terms of the Binding Agreement have been extended in order to accommodate the timeline in connection with finalizing the extensive documentation and underlying transactions which are to take place.

The closing of the entire transaction is subject to applicable regulatory, government and shareholder approvals; and the satisfaction of the conditions precedent as indicated in the Binding Agreement.

Crystallex International Corporation
Six Month Period Ended June 30, 2010

Upon entering into definitive agreements contemplated under the Binding Agreement, fulfilment of the conditions precedent in the Binding Agreement and completion of the transactions contemplated thereunder, Crystallex would hold a one-third fully carried interest in the Las Cristinas joint venture and CRRC would hold a two-thirds interest.  The definitive agreements to be entered into are expected to provide for the following: (i) Crystallex would contribute the Las Cristinas MOC, feasibility study, all design and engineering already completed by Crystallex and other project assets; (ii) CRRC would provide the necessary construction and operating capital to fund project development, optimize expansion and operation and would be responsible for the construction of the project; (iii) CRRC would provide a construction guarantee; (iv) Crystallex would pay for its one-third carried interest of the capital costs provided by CRRC from its share of future cash flows from the project; (v) CRRC would make an equity investment in Crystallex and assist Crystallex to retire the outstanding Noteholders’ obligations by providing a note facility with an option to convert a portion of the funds into common shares of the Company; and (vi) CRRC would enter into a voting agreement whereby it will agree to vote its Common Shares as directed by management of the Company for a period of three years.

CRRC previously advanced Crystallex $2.5 million during the negotiation of the Binding Agreement. The $2.5 million advance bears interest at 6%, is due September 10, 2010 and ranks subordinate to the Notes.  Subject to requisite regulatory and shareholder approvals, this $2.5 million advance is convertible into common shares of the Company at a price of Cdn$0.40 per share.

Noteholders’ Appeal Dismissed with Cost

In December 2008, the Company was served with a notice of application (the “Application”) by the trustee for the Noteholders. The trustee, on behalf of certain Noteholders sought, among other things, a declaration from the court that there has been a project change of control (a “Project Change of Control”) event, as defined in the First Supplemental Indenture made as of December 23, 2004, thereby requiring Crystallex to accelerate payment and purchase all of the Notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the Notes, together with accrued and unpaid interest to the date of purchase.

A Project Change of Control is defined as the occurrence of any transaction as a result of which Crystallex ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project.

On December 16, 2009, the Ontario Superior Court of Justice dismissed all of the Noteholders’ claims against Crystallex and ordered the Noteholders to pay Crystallex costs. The Noteholders appealed this decision which was heard in late April 2010.

On May 9, 2010, the Court of Appeal for Ontario dismissed the Noteholders’ appeal and awarded costs to Crystallex.

On May 11, 2010, the Company was served with a statement of claim by the trustee for the Noteholders seeking indemnification of costs.

On June 16, 2010, the Company and the trustee agreed to a cost settlement to Crystallex of $0.8 million on account of Crystallex’s costs in defending the litigation. That payment was effected by netting against the July 15, 2010 semi-annual interest payment on the Notes. The Noteholders also signed a release against the Company and its directors.

Proposed Class Action

The Company and certain officers and directors have been named as defendants (the “defendants”) in a putative securities fraud class action that commenced on December 8, 2008, in the United States District Court for the Southern District of New York.  The plaintiffs in the lawsuit are described as investors who acquired the Company’s common shares during the period from March 27, 2006 to April 30, 2008, inclusive (the Proposed Class Period).  The complaint alleges that the defendants made several statements during the Proposed Class Period about the Company’s Las Cristinas Project, and that the issuance of the required Venezuelan government Permit in connection with that project was imminent and guaranteed to be issued to the Company.  The complaint asserts that the defendants did not have, during the Proposed Class Period, a reasonable expectation that the

Crystallex International Corporation
Six Month Period Ended June 30, 2010

Company would receive the required Permit, and that on April 30, 2008, the Permit was, in fact, denied.  The proposed class action seeks compensatory damages plus costs and fees, alleging violations of Section 10(b) of the United States Securities Exchange Act of 1934 as amended (the “Exchange Act”) and Rule 10b-5 promulgated thereunder by each of the defendants, and a violation of Section 20A of the Exchange Act by one of the individual defendants.

In a court order dated April 7, 2009, the lead plaintiffs were appointed and, on June 12, 2009, they filed an amended complaint.  The defendants filed a motion to dismiss on August 14, 2009.  The lead plaintiffs filed an opposition to the motion to dismiss on September 11, 2009 and the defendants filed a reply thereto on September 29, 2009. The defendants also informed the court of the December 16, 2009 decision of the Ontario Superior Court, which dismissed all of the Noteholders’ claims against Crystallex, and of the subsequent affirmation of that decision by the Court of Appeal for Ontario. The defendants further informed the court of a recent U.S. Supreme Court decision which bars U.S. securities fraud claims by anyone who acquired securities on a foreign exchange.

Crystallex believes that the complaint is without merit and intends to vigorously defend itself against the action.  However, because the action is in its preliminary stages, the Company cannot provide assurances as to the outcome of the action, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued.

Claim by an Individual

On May 23, 2006, the Company and certain directors and officers were served with a statement of claim by an individual alleging misrepresentation, conspiracy and breach of contract, and claiming damages of approximately Cdn $1.75 million.  The Company has filed its statement of defence and believes that there is little likelihood of any ultimate liability.  However, as the outcome of this matter cannot be determined at this time, the Company has made no provision for this contingency as at June 30, 2010.

Claims by Former Employees

The Company’s subsidiaries in Venezuela have been served with statements of claims from several former employees for additional severance and health related issues for an aggregate claim of approximately $1.5 million. The Company believes these claims are without merit and plans to vigorously defend against them. However, as the outcome of these claims cannot be determined at this time, the Company has made no provision for these contingencies as at June 30, 2010.

Crystallex International Corporation
Six Month Period Ended June 30, 2010

Summary of Quarterly Results (Unaudited)
$,000 except per share	2010		2009
	Q2	Q1	Q4	Q3
Loss from continuing operations	(12,792)	(9,104)	(281,417)	(19,889)
Loss from discontinued operations	(379)	(293)	(406)	(229)
Net loss	(13,171)	(9,397)	(281,823)	(20,118)
Writedown of Las Cristinas	(4,064)	(3,610)	(297,069)	-
Provision for recovery of value-added taxes	(1,936)	-	-	-
Future income tax recovery	1,001	486	17,459	-
Unrealized gain (loss) on translation of future income taxes included in loss from continuing operations	(546)	40	1,659	(3,298)
Gain (loss) on writedown of equipment sold and held for sale included in loss from continuing operations	-	-	1,968	(10,263)
Loss per share from continuing operations – Basic and diluted	(0.04)	(0.03)	(0.95)	(0.07)
Loss per share – Basic and diluted	(0.04)	(0.03)	(0.96)	(0.07)

$,000 except per share	2009		2008
	Q2	Q1	Q4	Q3
(Loss) income from continuing operations	(6,319)	(5,074)	3,158	(2,083)
Loss from discontinued operations	(431)	(134)	(108)	(5,490)
Net (loss) income	(6,750)	(5,208)	3,050	(7,573)
Unrealized gain on translation of future income taxes included in (loss) income from continuing operations	679	2,209	4,212	6,504
Loss per share from continuing operations – Basic and diluted	(0.02)	(0.02)	(0.01)	(0.01)
Loss per share – Basic and diluted	(0.02)	(0.02)	(0.01)	(0.03)

•
The quarterly results of operations reflect a general decline in losses after adjusting for the writedown on Las Cristinas, provision for recovery of value-added taxes receivable, the loss/gain on write down on equipment and unrealized gain/loss on translation of future income tax liability.

•
The El Callao mining activities ceased as at September 30, 2008. The Company continues to incur minor expenditures for maintaining an office at El Callao to oversee the closure plans for past mining activities.  The Company has transferred the Tomi and La Victoria mining concessions to Minerven, a Venezuelan state controlled mining company, and is currently evaluating its reclamation obligations. The Company incurs expenses related to maintaining a small team to oversee the transfer of concessions and remediation of previous mining activities.

Crystallex International Corporation
Six Month Period Ended June 30, 2010

Results of Operations

Continuing operations

The Company recorded losses from continuing operations for the six months and three months ended June 30, 2010 of $21.9 million ($(0.07) per share) and $12.8 million ( $(0.04) per share), respectively, compared to losses of  $11.4 million ($(0.04) per share) and $6.3 million ($(0.02) per share) for the comparable periods in 2009. The increased loss of $10.5 million for the first six months of 2010 is mainly due to the writedown of property, plant and equipment of $7.7 million, provision for recovery of value added taxes of $1.9 million, decreased foreign exchange gains of $4.3 million, increased interest expense of $0.5 million, and increased administration costs of $0.3 million offset by reduced litigation expenses of $2.8 million and future income tax recoveries of $1.5 million.

General and administrative expenses

General and administrative expenses increased by $0.3 million to $6.5 million (2009 - $6.2 million) for the six months ended June 30, 2010, and increased by $0.5 million to $4.2 million (2009 - $3.7 million) for the three months ended June 30, 2010. These expenses included non-cash stock based compensation which increased $0.1 million to $1.0 million (2009 - $0.9 million) for the six months ended June 30, 2010 and, $0.2 million to $1.0 million (2009 - $0.8 million) for the three months ended June 30, 2010.

Litigation expenses

Net recoveries on litigation of $0.5 million and $0.6 million were recorded for the six months and three months ended June 30, 2010, respectively, as compared to expenses of $2.3 million and $1.1 million for comparable periods in 2009.

The Noteholders’ litigation was concluded in the second quarter of 2010 with the Company being awarded costs of $0.8 million which was agreed to by the Noteholders. This award was effected by the reduction of the July 15, 2010 semi-annual interest payment on the Notes.

The cost of all other matters under litigation decreased significantly in 2010.

Interest on notes payable

Interest on notes payable was $6.8 million and $3.4 million for the six months and three months ended June 30, 2010, respectively, compared to $6.6 million and $3.3 million for the corresponding periods in 2009. The six month figures include cash interest payments of $4.7 million on the $100 million notes which bear interest of 9.375% per annum, payable semi-annually in January and July.

Interest also includes amortization of deferred financing fees related to this debt and amounts for interest accretion totalling approximately $0.9 per quarter (2009 - $0.8 per quarter) as the notes contain debt and equity components.

Interest on promissory note and convertible loan

Interest expense on promissory the note and convertible loan was $0.3 million and $0.2 million for the six months and three months ended June 30, 2010, respectively.

The promissory note provided to an auctioneer was repaid in the second quarter of 2010 from proceeds received from the auction of generic mining equipment.

Interest expense included $0.2 million of non-cash interest accretion on the $2.5 million convertible loan which was received in March 2010 as part of the ongoing negotiations with CRRC. The conversion feature of the loan was ascribed a fair value of $0.2 million and recorded as contributed surplus, using the Black-Scholes pricing model. The residual liability component of the loan of $2.3 million was accreted up to its face value using the effective interest method.

Crystallex International Corporation
Six Month Period Ended June 30, 2010

Foreign currency exchange gain

The Company recorded a foreign currency exchange loss of $0.6 million for both the six months and three months ended June 30, 2010, respectively, compared to foreign exchange gains of $3.7 million and $1.7 million for the corresponding periods in 2009.

The foreign currency exchange loss includes an unrealized foreign currency translation loss of $0.5 million in the six months ended June 30, 2010 compared to an unrealized gain of $3.5 million in the six month period ended June 30, 2009, as a result of translation of future income tax liabilities in the Venezuelan Branch. The components of the Company’s future income tax balance include a future income tax estimate of 34% of the carrying value of costs incurred for the Las Cristinas asset recorded in the parent entity for accounting purposes which may not have deductibility for income tax purposes in the Venezuela Branch.  It may be determined that the parent entity will be unable to utilize in Canada the benefits derived from any foreign tax credits generated in Venezuela as a result of the possible reduced Venezuelan tax base of the Las Cristinas asset. These foreign currency translation gains result from the translation into U.S. dollars at the end of each reporting period of the Venezuelan-denominated future income tax liabilities that are recognized in connection with expenditures on the Las Cristinas asset. A strengthening of the BsF/USD at the parallel rate in one period relative to the previous period results in an unrealized foreign currency translation loss and vice versa.

Writedown of the carrying value of Las Cristinas and future income tax recovery

As at December 31, 2009, the Company assessed the Las Cristinas Project for impairment based on the guidance in EIC 174 "Mining Exploration Costs", AcG11 "Enterprises in the Development Stage", and CICA Handbook Section 3063, “Impairment of Long-Lived Assets” and concluded that, despite its continued efforts to secure the Permit and pursue accretive transactions in respect of the Las Cristinas Project, a non-cash writedown of the carrying value should be recorded as at December 31, 2009 based on certain impairment triggers noted including, but not limited to, the permitting delays.  The Company determined that, among other things, the current uncertainty regarding the Permit had a significant impact on management’s ability to estimate the future net cash flows associated with the Las Cristinas Project. Accordingly, the Company recorded a non-cash writedown of $297,069 as at December 31, 2009 relating to all mineral property costs, except the carrying value of the remaining mining equipment.

The Company conducted a similar impairment assessment as at March 31, 2010 and June 30, 2010 and for similar reasons to those indicated above; the Company recorded non-cash writedowns of $3,610 and $4,064, respectively.

The accumulated non-cash write down of $304.7 million resulted in the reversal of future income tax liabilities of $17.5 million and $1.5 million as at December 31, 2009 and June 30, 2010, respectively, relating to temporary differences between book and tax values previously recorded.

The Company, through the CRRC Binding Agreement, continues to pursue the issuance of the Permit and the development of Las Cristinas.

The aggregate expenditures incurred on mineral properties, before write down, on the Las Cristinas Project by the Company to June 30, 2010 are summarized as follows:

$,000)	Cash	Non-cash	Total
Exploration, development and related expenses	$222,769	$5,732	$228,501
Property payment and finders’ fees	24,978	11,192	36,170
Future income taxes	-	38,258	38,258
Stock-based compensation	-	1,814	1,814
	$247,747	$56,996	$304,743

Crystallex International Corporation
Six Month Period Ended June 30, 2010

Provision for recovery of value-added taxes

The Company is actively engaged in pursuing a strategic partnership with CRRC with the aim of forming a joint venture to develop Las Cristinas. These value-added taxes incurred by the Company would not be transferrable to such a joint venture and cannot be sold to third parties. Accordingly, the Company recorded a full provision for the recovery of value-added taxes receivable of $1.9 million during the second quarter of 2010.

Discontinued Operations – El Callao

At the end of September 2008, the Company ceased mining operations at El Callao due to the transfer of the Revemin Mill to the State of Venezuela on October 1, 2008 by operation of contract.

The Company maintains a small team at El Callao to oversee the transfer of concessions back to the State and remediation of previous mining activities. The loss from discontinued operations of $0.7 million and $0.4 million for the six months and three months ended June 30, 2010 respectively compares to losses of $0.6 million and $0.4 million for the corresponding periods in 2009.

The Company has $0.9 million of accounts receivable and other assets, the majority of which consists of value added taxes (“VAT”) refundable from the Venezuelan tax authorities. The Company is awaiting the results of the government assessment of this VAT refund claim.

The Company is in discussions with MinAmb regarding the extent of its reclamation activities at the Revemin mill.  Reclamation studies have been undertaken for the Tomi and La Victoria concessions.  The extent of the Company’s reclamation obligations on the mining concessions will not be determined until MIBAM and Minerven determine whether they will continue mining activities on the concessions. The Company has recorded an estimated liability for asset retirement obligations of $2.2 million relating to past milling and mining at these sites. The Company expects to commence reclamation when the studies have been completed and are approved by the State. An estimated start date is currently undetermined.

Cash used in these discontinued operations was $0.2 million and $nil for the six months and three months  ended June 30, 2010 respectively compared to $0.2 million and $0.3 million for the corresponding periods in 2009.

Cash

On June 30, 2010, the Company had cash of $32.1 million compared to $6.9 million on December 31, 2009. The change in the cash balance during the six month period ended June 30, 2010 is reconciled as follows ($ millions):

On June 30, 2010, the Company had cash of $32.1 million compared to $6.9 million on December 31, 2009. The change in the cash balance during the six month period ended June 30, 2010 is reconciled as follows ($ millions):

Cash, December 31, 2009	$6.9
Cash used in operating activities	(9.7)
Capital expenditures – Las Cristinas	(4.9)
Proceeds from sale of equipment by auctioneer	2.8
Issuance of common shares and warrants	30.6
Decrease in restricted cash to pay interest on Notes	4.7
Proceeds from issuance of convertible loan	2.5
Repayment of promissory note to auctioneer	(0.9)
Proceeds from bank loan in Venezuela	0.3
Cash used in discontinued operations at El Callao	(0.2)
25.2
Cash, June 30, 2010	$32.1

Crystallex International Corporation
Six Month Period Ended June 30, 2010

Cash Used in Operating Activities

Cash used in operating activities from continuing operations was reduced by 21% in the first six months of 2010; from $12.3 million for six months ended June 30, 2009 to $9.7 million for the six months ended June 30, 2010.

Cash used in operating activities from continuing operations in the three months ended June 30, 2010 increased slightly to $3.3 million from $3.1 million used in the three months ended June 30, 2009.

Cash used in the six months ended June 30, 2010 was largely attributable to corporate general and administrative expenses (net of non-cash stock-based compensation) and litigation aggregating $5.0 million (2009 - $7.6 million) and cash interest payments of $4.7 million (2009 - $4.7 million)

Cash used in the three months ended June 30, 2010 was largely attributable to corporate general and administrative expenses (net of non-cash stock-based compensation) and litigation aggregating $2.6 million (2009 - $4.0 million).

Investing Activities

Cash used for capital expenditures for the Las Cristinas Project was $4.9 million and $1.6 million for the six months and three months ended June 30, 2010, respectively, as compared to $8.8 million and $5.0 million for the corresponding periods in 2009.

The majority of the expenditures in both periods represent ongoing costs for administering, securing and maintaining control over the Las Cristinas camp, storage costs for long lead time equipment stored outside of Venezuela, and in the first quarter of 2009, construction activities related to the medical facility and sewage treatment plant as required under the MOC.

The Company has determined that it is in the best interest of all stakeholders to continue to incur the expenditures necessary to maintain control and ongoing obligations of running the Las Cristinas Project in order to remain compliant with the MOC until the earlier of a satisfactory resolution of the Las Cristinas permitting or until the Company has commenced international arbitration proceedings pursuant to the Treaty. The Company has been advised that non-compliance with the terms of the MOC may limit the Company’s options for a settlement of the dispute.

Subsequent to the recent sale of some mobile equipment, the Company has in storage mining and milling equipment, purchased originally in 2004 and 2005 at a carrying value of approximately $40 million.  This equipment is stored outside of Venezuela.  The equipment is regularly inspected and maintained while in storage.  All of the equipment worldwide is insured under a marine insurance policy.

Financing Activities

In January 2010, the Company used the restricted cash balance of $4.7 million dollars to pay its semi-annual interest liability of $4.7 million which was due on January 15, 2010.

In March, 2010 the Company received a $2.5 million convertible loan from CRRC, which was advanced during the negotiations to form a strategic partnership to develop Las Cristinas. Subject to requisite regulatory and shareholder approvals, this advance is convertible at the option of CRRC into common shares of Crystallex at a price of Cdn$0.40 per share until September 10, 2010. This convertible loan bears interest at 6%, is repayable on September 10, 2010 and ranks subordinate to the Notes.  Upon the later of (i) receipt of all necessary permits to develop Las Cristinas, and (ii) the closing of the Binding Agreement, Crystallex will have the right to cause conversion of this loan into common shares of Crystallex pursuant to the terms thereof upon 30 days’ written notice to CRRC.

On June 30, 2010, the Company completed a public offering of 75 million units at Cdn$0.50 per unit for gross proceeds of Cdn$35.0 million. Each unit consists of one common share of

Crystallex International Corporation
Six Month Period Ended June 30, 2010

the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase a further common share of the Company at an exercise price of Cdn$0.70 for a period expiring on until June 30, 2011. The net proceeds received by the Company, after payment of issuance costs of $2.4 million, was $30.6 million, of which $27 million was recorded as share capital and $3.6 million was recorded as contributed surplus.

Liquidity and Capital Resources

On June 30, 2010, the Company had cash of $32.1 million.

Crystallex’s principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive cash flow after operating and corporate general and administrative expenses until the Las Cristinas Project is operating at planned full capacity of 20,000 tonnes per day.

In April 2010, the Company sold equipment for net proceeds of $2.8 million and repaid the promissory note and related interest charges.

In June of 2010, the Company raised $30.6 million by way of a financing transaction for 70 million units consisting of 70 million common shares and 35 million common share purchase warrants.

The Company continues with cost cutting measures instituted since December 2007 however, it may still be faced with significant legal and advisory costs relating to, the proposed class action lawsuit in the United States, and the CRRC Binding Agreement. Although expenditures in Venezuela have been reduced, the Company continues to remain in compliance with the MOC in order to preserve all of its options, including international arbitration.

As at June 30, 2010, the Company had working capital of $20,030, including cash of $32,081. Management estimates that these funds will be sufficient to meet the Company’s obligations and budgeted expenditures for the foreseeable future, but may not be sufficient to repay the $100,000 Notes payable due on December 23, 2011.

The strategic partnership with CRRC, if concluded as currently envisaged, would result in the extinguishment of the Notes prior to maturity. In the event that the strategic partnership is not concluded and alternate sources of cash or other consideration are not available prior to maturity of the Notes, the Company may have to negotiate a payment or other settlement with the Noteholders to extinguish this obligation through a variety of payment consideration, which it believes is possible based on prior communications. There is, however, no assurance that the Company would be successful in repaying or settling the Notes prior to or at maturity

Contractual Obligations and Commitments

The Company’s significant contractual obligations and commitments, as at June 30, 2010, are tabled below:
Millions	Less than 1 month	1 - 3 months	3 months to 1 Year	1 year to 5 Years	Total
Notes payable	$-	$-	$-	$100.0	$100.0
Interest on notes payable	4.7	-	4.7	8.8	18.2
Asset retirement obligations at El Callao		-	-	2.2	2.2

Total contractual obligations	$4.7	$-	$4.7	$111.0	$120.4

Under the terms of the MOC, the Company has undertaken to make all investments necessary to develop and exploit the deposits at Las Cristinas.  The Company estimates that a further $316 million would have to be spent on Las Cristinas to meet this obligation after the receipt of the Permit.

Crystallex International Corporation
Six Month Period Ended June 30, 2010

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements with special purpose entities.

Related Party and Other Transactions

During the six months ended June 30, 2010, the Company paid head office rent of $57 thousand (2009 - $58 thousand) to a subsidiary of a company that retains the chairman of the Company as a director. In addition, in August 2009, another subsidiary of this company entered into an agreement with the Company to provide advisory services. The advisory fee includes a work fee, and a success fee which is only payable upon the fulfilment of certain conditions.  For the six months ended June 30, 2010 the Company paid advisory fees of $150 thousand (2009 - $nil), under the terms of this advisory agreement.

During the six months ended June 30, 2010, the Company paid underwriting fees of $1.4 million (2009 - $nil) to a company which retains the chairman of the Company as an employee.

These transactions were in the normal course of operations and were measured at the exchange values, which represented the amount of consideration established and agreed to by the related parties.

Venezuelan Operations

In the third quarter of 2007, Crystallex changed the rate it used to translate its Venezuelan subsidiaries’ transactions and balances from the official exchange rate of 2.15 Venezuelan bolivar fuerte (“BsF”) to 1 US dollar, to the parallel exchange rate.  This was done due to the increasing spread between the official exchange rate and the parallel exchange rate.

The Venezuelan subsidiaries have a US dollar functional currency. As a result of the US dollar functional currency, monetary assets and liabilities denominated in BsF give rise to income or expense for changes in value associated with foreign currency exchange rate fluctuations against the US dollar.

On January 11, 2010, the Venezuelan government devalued the BsF and changed to a two-tier exchange structure. The official exchange rate moved from 2.15 BsF per US dollar to 2.60 for essential goods and 4.30 for non-essential goods and services.

On May 17, 2010, the Venezuelan government enacted reforms to its foreign currency exchange control regulations to close down the parallel exchange market.  Therefore, continued use of the parallel rate for BsF denominated transactions is no longer acceptable.

On June 9, 2010, the Venezuelan government enacted additional reforms to its exchange control regulations and introduced a newly regulated foreign currency exchange system; Sistema de Transacciones con Titulos en Moneda Extranjera (“SITME”), which is controlled by the Central Bank of Venezuela (“BCV”). Foreign currency exchange transactions not conducted through SITME may not comply with the exchange control regulations, and could therefore be considered illegal. The SITME imposes volume restrictions on the conversion of BsF to US dollar (and vice versa), currently limiting such activity to a maximum equivalent of US$350 thousand per month.

As a result of the enactment of the reforms to the exchange control regulations, the Venezuelan subsidiaries did not meet the requirements to use the SITME to convert US dollars to BsF as at June 30, 2010. Accordingly, the Company changed the rate used to re-measure BsF-denominated transactions from the parallel exchange rate to the official rate specified by the BCV, which was fixed at 4.30 BsF per US dollar on June 30, 2010. The net loss resulting from the re-measurement of Venezuelan BsF denominated transactions to the official rate specified by the BCV increased loss by approximately $0.8 million during the three months ended June 30, 2010.

Venezuelan subsidiaries had approximately $2.3 million of net monetary liabilities denominated in BsF as at June 30, 2010. For every $1 million of net monetary liabilities denominated in BsF, a 15% increase/(decrease) in the foreign currency exchange rate would increase/(decrease) the Company’s loss by approximately $0.15 million.

Crystallex International Corporation
Six Month Period Ended June 30, 2010

Critical Accounting Estimates and Uncertainties

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the reporting period. While management believes these estimates and assumptions are reasonable, actual results could vary significantly.

The critical accounting estimates and uncertainties are as follows:

Basis of presentation of the unaudited interim financial statements

The Company’s unaudited interim consolidated financial statements for the six months ended June 30, 2010, have been prepared in accordance with Canadian generally accepted accounting principles using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management has considered all available information in assessing the Company’s ability to continue as a going concern, which is at least, but is not limited to, 12 months from the reported balance sheet date. Management believes that it has sufficient funds

The Company estimates that sufficient funds are available to meet the Company’s obligations and budgeted expenditures for the foreseeable future, but may not be sufficient to repay the $100,000 Notes payable due on December 23, 2011.

The Company believes that if the CRRC Binding Agreement is concluded as currently envisaged, it would result in the extinguishment of the Notes prior to maturity. In the event that the strategic partnership is not concluded and alternate sources of cash or other consideration are not available prior to maturity of the Notes payable, the Company may have to negotiate a payment or other settlement with the Noteholders to extinguish this obligation through a variety of payment consideration, which it believes is possible based on prior communications.

There is, however, no assurance that the Company would be successful in repaying or settling the Notes prior to or at maturity and, accordingly, substantial doubt exists as to the appropriateness of the use of accounting principles applicable to a going concern. Accordingly, the unaudited interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used that could be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

Assessment of impairment of Las Cristinas mineral property and value-added taxes

The Company periodically evaluates the recoverability of the net carrying value of its long-lived assets when events or changes in circumstances indicate that their carrying values may not be recoverable.  This evaluation requires the comparison of the undiscounted future net cash flows derived from these assets with the carrying value of the assets. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and the value beyond proven and probable which includes those mineral resources expected to be converted into mineral reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and operating costs, future capital expenditures, project financing costs and reclamation costs.  When the carrying value of an asset exceeds its undiscounted cash flows, the asset is written down to its fair value, which is measured using its discounted expected future cash flows.

In addition to reserves and factors that influence reserves (including gold price, operating costs, recovery rates) management reviews other aspects of the Las Cristinas Project for indicators of impairment when preparing financial statements. The Company considered the circumstances of the denial of the Permit by the Director General of the Administrative Office of Permits of MinAmb and has appealed (the “Appeal”) the denial to the Minister of MinAmb. No decision has been made yet to deny the Company’s Appeal. Furthermore, despite media reports of possible nationalization of mining assets, the Company has not received any official notification from any government entity concerning changes to the control of Las Cristinas or to the MOC. The Company,

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Six Month Period Ended June 30, 2010

nonetheless, has made specific decisions to continue to meet its obligations under the Mine Operating Contract as it continues to maintain control over the Las Cristinas Project as confirmed by the CVG.

The Company recorded accumulated non-cash writedown of $304.7 million as a result of impairment assessments conducted on Las Cristinas from December 31, 2009 to June 30, 2010. In addition the Company recorded a provision of of $1.9 million against Venezuelan value-added taxes receivable from cumulative expenditures incurred on Las Cristinas.

The Company will be reporting under International Financial Reporting Standards (“IFRS”) effective January 1, 2011. Under IFRS, an entity is required to assess at each reporting date any indication that a previously recognized impairment loss no longer exists or has decreased. If there is such an indication, the entity is required to estimate the recoverable amount and determine whether an impairment reversal is appropriate. The Company will carefully assess the alternative accounting policies available under IFRS and will consider a reversal of the writedown based on the facts and circumstances in reporting periods subsequent to January 1, 2011.

Asset retirement obligations

Mining, development and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company has recorded asset retirement obligations related to its discontinued El Callao operations.

Significant judgments and estimates have been made in determining the nature and costs associated with these obligations. Changes in the underlying assumptions used to estimate these obligations as well as changes to environmental laws and regulations could cause material changes in the expected cost and the fair value of these obligations.

Income taxes

In determining both the current and future components of income taxes, the Company interprets tax legislation in a variety of jurisdictions as well as makes assumptions as to the expected time of the reversal of future tax assets and liabilities. If the interpretations or assumptions differ from the tax authorities, or if the timing of the reversal is not properly anticipated, the provision for or relief of taxes could increase or decrease in future periods.

Financial instruments and fair values

At June 30, 2010, the Company’s financial instruments consisted of cash, accounts receivable, accounts payable and accrued liabilities, convertible loan payable and long term notes payable. The financial instruments that are measured at fair value and classified as Level 2 are cash; fair values of these instruments approximate their carrying values. Accounts receivable, accounts payable and accrued liabilities, and convertible loan payable are measured at amortized cost and their fair values approximate carrying values due to their short-term nature.  The long term notes are classified as held-to-maturity and are measured at amortized cost. The fair value of the Notes ranges from $45.0 million to $74.0 million based on very limited trading activity during the three months ended June 30, 2010.

Litigation

The Company is defending against several legal actions brought against the Company. The Company believes that these actions are without merit and intends to defend vigorously against these actions.  The Company cannot provide assurances as to the outcome of the actions, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued. A negative outcome from any of these actions could result in a material loss to the Company.

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Six Month Period Ended June 30, 2010

Future Accounting Pronouncements

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces the former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company has not yet determined the impact of the adoption of these standards on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace current Canadian GAAP for publicly accountable companies. The official change over date is for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. As such, the Company’s first IFRS financial statements will be for the three months ending March 31, 2011.

A planning schedule has been prepared targeting the end of September 2010 for consideration of IFRS Financial Statements by the Audit Committee.

The Company is utilizing a documentation template prepared by a third-party service provider as a basis for guiding its personnel through the various elements of the conversion.

Critical elements and current status

Accounting Policies – impact and options available to the Company.

We continue to assess the impact of policy changes and elections available under IFRS 1. In particular, the following balance sheet accounts may be materially affected:

Property, plant and equipment – accounting for plant and equipment and mineral properties differs in the area of valuation and, on an on-going basis, with the recognition of changes in any impairment to the assets; at the transition date, under IFRS 1, certain elections are available to the Company which may result in adjustments to the existing values, these elections have not yet been finalized.

Financial liabilities and Equity instruments – accounting for financial instruments, including convertible debt, warrants and stock options differs under IFRS.  An evaluation is being performed to determine the most appropriate accounting treatment.  Changes may arise in the values allocated to share capital, contributed surplus and stock option expense.  The classification of some instruments in equity under Canadian GAAP may require reclassification to liabilities under IFRS.

These are the key areas identified to date; however, other differences may be identified subsequently as circumstances change.

Internal Control over Financial Reporting (“ICFR”) – consideration of the impact on financial reporting due to potential changes in accounting policies.

Financial statement disclosures are more extensive under IFRS in a number of areas including the following:

-	Accrued liabilities
-	Related party transactions
-	Compensation

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Six Month Period Ended June 30, 2010

-	Segmented information
-	Expenses classified by function (e.g. general and administrative) and by nature (e.g. depreciation)
-
Additional disclosures will be required relating to critical accounting estimated and judgements relating to the future that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.  These would include both the fair value and estimated impairment of property, plant and equipment, and estimates used in valuing short-term investments (money market funds).

We continue to monitor the ICFR process and procedures in place to ensure timely and accurate reporting continues under the changeover to IFRS. Our changeover plan incorporates full documentation, review and approval of any adjustments required as a result of IFRS accounting and reporting.

Disclosure Controls and Procedures - assessing the impact, if any, on reporting deadlines.

This is an ongoing component of the disclosure controls approval process.

Financial Reporting Expertise – assessment of the Company’s expertise, resources and ability to manage and implement the changeover.

Finance staff has attended appropriate training programs and continues to receive IFRS-related communication from third-party service providers with expertise in IFRS activity.  Training sessions directed to executive management and the Board of Directors are planned for the third quarter of 2010.  We continue to monitor this area and will access outside resources on an as-needed basis.

Business Activities – broad assessment of impact on the business.

We are continuing to identify and assess the impact on the Company’s operations.  Areas under review include joint-venture accounting, foreign currency, derivatives and risk management.

IT systems – consideration of any changes required in systems and procedures to ensure an effective changeover.  Our review to date has not identified a need for significant systems changes as a consequence of the changeover.  We continue to monitor this area to ensure our systems are able to provide the information required on a timely basis.

While the Company has identified certain areas that may have an impact on its financial statements on transition to IFRS and in future periods, further evaluation is ongoing. Accordingly, the Company has not determined the full impact of the transition, as adjustments required are dependent on accounting policy options to be approved by the Audit Committee.  The Company plans to disclose its policy choices and IFRS 1 policy exemptions once they have been approved.

Outstanding Share Data

A summary of common shares, common share options and common share purchase warrants at August 13, 2010, are tabled below:

Common Shares Issued	364,817,719
Common Share Options	19,182,668
Warrants	66,695,000
Fully Diluted Common Shares	450,695,387

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Six Month Period Ended June 30, 2010

Disclosure Controls and Internal Control over Financial Reporting

Disclosure controls

Management is responsible for the information disclosed in this management’s discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. For the three months ended June 30, 2010, the Chief Executive Officer and Chief Financial Officer of the Company certify that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer and Chief Financial Officer.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in Internal Control

There has been no change to the Company’s system of internal controls during the three months ended June 30, 2010, that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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Six Month Period Ended June 30, 2010

Risk Factors

The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company’s 2009 Annual Information Form, which is available on SEDAR at www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Risks Associated with the Transactions Contemplated under the CRRC Binding Agreement

Failure to Complete the Transactions Contemplated under the CRRC Binding Agreement

Completion of the transactions contemplated under the CRRC Binding Agreement is subject to entering into definitive agreements thereunder, fulfilment of the conditions precedent and normal commercial risks that such transactions may not be completed on the terms negotiated or at all. The transactions contemplated under the CRRC Binding Agreement are subject to various conditions including, without limitation, applicable governmental and regulatory approvals, corporate and shareholder approvals, stock exchange approvals, due diligence, negotiation and conclusion of an acquisition and funding agreement and various transaction agreements, and there can be no assurance that the strategic partnership for the development of the Las Cristinas project with CRRC will be completed on the terms agreed upon in the CRRC Binding Agreement or at all.

Governmental Approvals Required for the Transactions Contemplated under the CRRC Binding Agreement

Completion of the transactions contemplated under the CRRC Binding Agreement are contingent upon receipt of all necessary governmental approvals, consents and permits, including, without limitation, approval by the appropriate authority within the Government of Venezuela of the assignment of the MOC to a joint venture, as well as the issuance of the Permit. If the necessary approvals, consents and permits are not obtained, then there is no assurance that the transactions contemplated under the CRRC Agreement will be completed. Due to potential delays in obtaining the Permit, transitional arrangements may be required in order that transactions contemplated under the CRRC Binding Agreement may be completed. There is no assurance that the appropriate authority within the Government of Venezuela will consider these transitional arrangements effective in order that transactions contemplated under the CRRC Binding Agreement may be completed prior to requisite permits and approvals being issued.

Potential Liabilities Associated with Transactions Contemplated under the CRRC Binding Agreement

Under the terms of the CRRC Binding Agreement, if, following the termination of the CRRC Binding Agreement, the Company or one or more of its affiliates enters into an agreement in respect of, or completes, an alternative transaction, or if the Company breaches its exclusivity covenants, the Company may be required to pay CRRC a termination fee in excess of U.S. $10 million. Further, there may be liabilities that the Company failed to discover or was unable to quantify in the process of negotiating the CRRC Binding Agreement. The Company may not be indemnified for some or all of these liabilities.

Risks Associated with Operating in Developing Countries

The Company’s mineral properties are located in Venezuela and may be adversely affected by political instability and legal and economic uncertainty that might exist in such country. The risks associated with the Company’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrup the Company’s projects or

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operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Risks Specific to Operations in Venezuela

Political and economic instability

The Company’s mineral properties are located in Venezuela and as such the Company may be affected by political or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas, as well as the economic instability and confusion emanating from a dual exchange rate, and third or market rate, known as the parallel rate, all of which are materially different. In addition, changes or uncertainty in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, exchange controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Environmental permit still required

Development of Las Cristinas and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which, if issued, will allow the Company to proceed to put in place financing to fund construction. As the Las Cristinas Project is the Company’s only project, the continued delay in receipt of the Permit would have a material adverse effect on the future of the Company’s business, and may result in the need for additional financing.  Neither the outcome of Crystallex’s appeal to the Minister of MinAmb nor when, or if, the Permit will be granted can be ascertained with any certainty.

Exchange controls

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency and vice versa. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The two official exchange rates, originally fixed at approximately 1.6 BsF/USD, have since been adjusted twice upwards and presently stand fixed at 4.3 BsF/USD or 2.6BsF/USD for essential goods (including certain foods and medicines). It is likely that exchange controls will continue and, if they do, they will adversely affect the Company’s operations, including its ability to satisfy its foreign currency obligations or to receive fair value in U.S. dollars.

Lack of ownership rights

Under the Venezuelan Mining Law of 1999 (“VML”), all mineral resources belong to the Republic of Venezuela.  In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas deposits and has elected to do so through the CVG.  See “Las Cristinas Project – Mine Operating Contract” in the AIF.  The MOC is an operating agreement and does not transfer any property ownership rights or title rights to the gold produced to the Company.  Rather, the Company has been authorized to exploit the Las Cristinas deposits for the CVG in accordance with the MOC.

The interests of the Company in the Las Cristinas deposits are contingent upon the Company continuing to satisfy its obligations under the MOC.  In addition, the CVG is party to an agreement dated May 16, 2002 with the Ministry of Energy and Mines (“MIBAM”).  As the CVG’s rights thereunder are contingent upon the CVG continuing to satisfy its obligations, while the Company has no reason to believe the CVG is not performing its obligations thereunder, any failure to do so could result in MIBAM having the right to terminate such agreement, thereby effectively terminating the MOC. Furthermore, any failure by the CVG to assert its rights under its agreement with MIBAM could have a material adverse effect on the Company’s rights under the MOC. To date, no assertions of contractual breaches by the Company have been received.

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Amendments to mining laws

The Company’s business may be affected by amendments or changes to mining laws, regulations and requirements in Venezuela, or public announcements of possible changes.  At any time, a number of draft mining laws may be proposed.  It is not possible to predict when or if a draft mining bill or any specific announcement will be enacted into law or what the final provisions of such law will be, if enacted.  It is possible that the Government of Venezuela will issue further decrees or otherwise attempt to modify existing mining rights or other laws affecting the Company, its Venezuelan properties and its ability to operate in Venezuela.  Any changes to or announcement of changes to current Venezuelan mining law may adversely affect the Company’s ability to develop and operate the Company’s Venezuelan properties.

Arbitration proceedings

The Company is a party that is interested in, but is not a party to, an ongoing arbitration. See “Legal Proceedings — Withdrawal of MINCA Litigation — Vanessa Arbitration” in the 2009 AIF, available electronically at www.sedar.com and www.sec.gov.

On November 28, 2008, the Company delivered a letter to the Government of Venezuela notifying it of the existence of a dispute between the Company and the Bolivarian Republic of Venezuela under the Treaty.  It is the Company’s desire to settle the dispute amicably, however, with the expiration of the six month amicable period, which commenced with the delivery of the notification letter on November 28, 2008, the Company now has the option of submitting the dispute to international arbitration with a limitation period up to April 13, 2011. The dispute has arisen out of various measures of Venezuela including, but not limited to, MinAmb's decision dated April 14, 2008 to deny the Permit and Venezuela's subsequent media statements attributed to the Minister of MIBAM on November 5, 2008 regarding the status of the Project and the MOC.

Unauthorized miners

The Company’s operations may also be affected by the presence of unauthorized miners which are not uncommon in the gold mining areas of the Guyana Shield area of northern South America, including Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive to authorized mining operations. Although the Company, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, the success of these strategies is not assured, and there is a risk that the Company’s operations may be adversely affected by the presence of unauthorized miners.

Imataca forest reserve

In addition to the general risks associated with environmental regulation and liability, the Las Cristinas deposits are located within the Imataca Forest Reserve (the “Forest Reserve”). On September 22, 2004, Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Forest Reserve, permits various activities (including mining) in up to 13% of the Forest Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree1850 which was issued in May 1997.

Decree 1850 reserved an even larger part of the Forest Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Forest Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Company from exploiting or fully exploiting the Las Cristinas deposits.

Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Company was advised that the Las Cristinas Project is not a new project and, accordingly, Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

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Lack of copper rights

In addition to gold, the Las Cristinas deposits also contain very low levels of copper, 0.11% on average.  Under the MOC, the Company is only entitled to exploit the gold contained in the Las Cristinas deposits.  Based on the feasibility studies carried out by the Company and following discussions with the CVG, the Company has determined that exploiting the copper contained in the Las Cristinas deposits would detract from the economics of the Las Cristinas Project.  Furthermore, it may not be technically viable to produce a marketable copper concentrate from the main Las Cristinas deposit as the copper is too low grade.  The Company does not need the right to exploit the copper contained in the Las Cristinas deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas deposits.

Although the Company does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas deposits to the CVG or a third party.  The Company has been advised by its Venezuelan counsel that:

(a)
if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the MOC to negotiate the exploitation of the copper with the Company; and

(b)
if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, the Company’s right under the MOC to exploit the gold contained in the Las Cristinas deposits would, as a matter of Venezuelan law, take precedence over the third party’s right to exploit the copper.

If the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, there is a risk as to whether the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or whether the Company will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG.  Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Company will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas deposits takes precedence over the third party’s right to exploit the copper.

General Risk Factors

Additional funding requirements

Under the terms of the MOC, the Company is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the MOC. Management of the Company anticipates that the net proceeds of the Offering, together with its current cash reserves, will provide the Company with sufficient resources to meet its obligations and budgeted obligations over the next twelve months irrespective of whether the transactions contemplated with CRRC are completed. Management of the Company believes that the Company will continue as a going concern. If the transactions contemplated with CRRC are not completed, then, in order to carry out the Las Cristinas project, the Company will need to raise substantial additional financing.

In the event that the transactions contemplated under the CRRC Agreement are not completed, the Company may decide to meet its additional funding requirements through one or more of non-recourse project debt and other forms of public markets debt and equity. If the Company elects to raise commercial bank limited recourse project debt, the Company will need to demonstrate to potential lenders the ability to meet several usual project finance requirements as well as compliance with the Equator Principles, which are a set of guidelines adopted by a number of international financing institutions to address the environmental and social issues associated with project financing transactions. The Equator Principles are largely based on policies and guidelines established by the International Finance Corporation. In this context, the Company notes that it has completed an EIS to

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international standards, which was approved by the Venezuelan Ministry of the Environment and includes plans to comply with the Equator Principles.

The fundamentals for gold are expected to remain positive in the near to mid-term and, despite the financial market turmoil and volatility, equity issues of gold companies have been favourable under the right conditions. However, some producers have met resistance in the financing markets as credit is more restrictive and expensive and some equity financings were completed at levels which have resulted in significant dilution, and the market for project financing has become more challenging due to the credit crisis.

Despite the financings that have been completed by the Company, the Company has limited access to financial resources as a direct result of the current Permit denial and there is a risk that, if the transactions contemplated under the CRRC Agreement are not completed, sufficient additional financing may not be available to the Company on acceptable terms or at all as a consequence of the Government of Venezuela’s conduct. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas project and could also result in the Company defaulting in the performance of its obligations under the MOC and on its debt repayments.

Current global financial condition

Current financial conditions globally have been subject to increased volatility and numerous financial institutions have either filed for bankruptcy or insolvency protection or have been rescued by governmental authorities. Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of the Company to obtain loans, financing and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations, financial conditions, results of operations and share price could be adversely impacted.

Mineral properties

Acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to, and the area of, mineral properties may be disputed or impugned.  Although the Company has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned.  For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex.  The Company does not carry title insurance with respect to its mineral properties.  A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property.  Furthermore, the MOC does not transfer any property ownership rights to the Company.

In 2005, the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of joint ventures or either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. Management understands that this review was completed by the end of 2005; however, management is not aware of any further steps undertaken to change the mining title regime as described above.  Any such changes could, if enacted, affect the Company’s interest in Las Cristinas.  It is also possible that the Government could issue further decrees or otherwise attempt to modify existing mining rights.

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Environmental regulation and liability

The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations.

In addition, certain types of operations require the submission of environmental impact statements and approval by government authorities. Environmental legislation is evolving towards stricter standards, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company’s properties, the extent of which cannot be predicted.

In the context of environmental permits, in particular the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity and how stringently the regulations are implemented by the permitting authority.

In accordance with applicable laws, the Company has provided financial assurances by posting a Compliance Guarantee Bond for Las Cristinas to cover the cost of reclamation activities. However, it is possible that the Company may incur reclamation costs that are in excess of such financial assurances. While the Company plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Company does not maintain environmental liability insurance. The Company has adopted high standards of environmental compliance; however, failure with or unanticipated changes in Venezuela’s laws and regulations pertaining to the protection of the environment could adversely affect the Company.

Dependence on one mining property

Future results for the Company depend largely on the Las Cristinas Project, which if the Permit is not granted may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas Project (whether the property itself or the Company’s ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Company’s future performance.

Mineral exploration and exploitation

Mineral exploration and exploitation involves a high degree of risk. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities.  The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise.  Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many outside the control of the Company, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of mining and processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to foreign

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exchange, royalties, allowable production, tax deductibility of expenditures, importing and exporting of minerals and environmental protection.

Reserve and resource estimates

The Company’s reported mineral reserves and resources are estimates only.  Notwithstanding the rigor with which such estimates have been prepared, there can be no assurance that they will be recovered at the rates estimated.  There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond the Company’s control. Such estimation is a subjective process and the accuracy of any estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience.  Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources.  In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Company’s profitability in any particular accounting period.

Production risks

The Company prepares estimates of future production for Las Cristinas.  Once Las Cristinas is in production, failure to meet these estimates could adversely affect the Company’s future profitability, cash flows and financial position.

The Company’s actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments.  Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities.  These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production.  These factors also apply to the Company’s future operations.  For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

Regulations and permits

The Company’s activities are subject to a wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters.  The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities.  These permits relate to virtually every aspect of the Company’s exploration and exploitation activities.  Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects.  Obtaining permits can be a complex, time-consuming process.  There is a risk that the Company will be not able to obtain the necessary permits including any renewals thereof on acceptable terms, in a timely manner or at all.  The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects.  Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Crystallex International Corporation
Six Month Period Ended June 30, 2010

Uninsurable risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability.  It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons.  Should such liabilities arise, they could negatively affect the Company’s profitability and financial position and the value of the common shares of the Company.  The Company does not maintain insurance against environmental risks.

Currency fluctuations

The Company’s functional and reporting currency is the U.S. dollar. A significant portion of the Company’s operating and capital expenditures are in Venezuelan BsF and Canadian dollars. Fluctuations in exchange rate between the U.S. dollar and both the BsF and Canadian dollar, either favourable or unfavourable, could have a material impact on the results of operations and financial position.

Operating losses are expected to continue in the near future

The Company expects that it will continue to incur losses, and possibly incur increased losses, unless and until the Permit is granted and the Las Cristinas mine is operating at full capacity.   The Company expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the 20,000 TPD Feasibility Study. There can be no assurance that the Company will become profitable in the near future.

Litigation

The Company is defending against several legal actions brought against the Company. The Company believes that these actions are without merit and intends to defend vigorously against these actions.  The Company cannot provide assurances as to the outcome of the actions, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued. A negative outcome from any of these actions could result in a material loss to the Company.

Potential dilution

As at June 30, 2010, the Company had outstanding options to purchase 20,024,168 common shares of the Company and warrants to purchase 66,695,000 common shares of the Company (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional stock options and warrants or additional common shares from time to time in the future.  If it does so, the ownership interest of the Company’s then current shareholders would be further diluted.

Common share price volatility

The market price of the common shares of the Company could fluctuate significantly based on a number of factors in addition to those listed in this document, including:

•	the Company’s operating performance and the performance of competitors and other similar companies;
•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;
•	changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;
•	changes in general economic conditions;
•	the arrival or departure of key personnel;

Crystallex International Corporation
Six Month Period Ended June 30, 2010

•	the current global economic crisis;
•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors;
•	gold price volatility; and
•	outcomes of litigation.

In addition, the market price of the common shares of the Company are affected by many variables not directly related to the Company’s success and are, therefore, not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares and the attractiveness of alternative investments.  The effect of these and other factors on the market price of common shares on the exchanges on which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

Dependence on key employees

The Company’s business is dependent on retaining the services of a small number of key management personnel.  The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management.

Credit and market risks

The Company may enter into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices.  Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that a counterparty might fail to fulfil its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and cash equivalents by placing these in high quality securities issued by government agencies and financial institutions. The Company’s cash equivalents consist of Government of Canada Treasury Bills, denominated in U.S. dollars. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from the Venezuelan Tax Department.

The Company can be exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities. The Company currently does not have metal forward and option contracts.

Gold price volatility

Although the Company expects that the market for gold will remain positive over the next year, the gold price can fluctuate widely and is affected by numerous factors beyond the Company’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions.  The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1999 to 2009, the gold price fluctuated between an annual average low of $279 per ounce and an annual average high of $972 per ounce. In 2009, the price of gold ranged from $ 810 per ounce to $1,209 per ounce and averaged $972 per ounce for the

Crystallex International Corporation
Six Month Period Ended June 30, 2010

year. From January 2010 to July 2010, the price of gold ranged from U.S.$1,058 per ounce to U.S.$1,261 per ounce and averaged U.S.$1,152 per ounce for the period.

The market price of the common shares of the Company can be significantly affected by changes in the gold price.  In addition, in the event of a significant fall in the gold price, the Company may be required to restate its mineral reserves and resources and write down its investment in Las Cristinas.  Any of these developments could negatively affect the Company’s financial position.  Accordingly, even if the Company produces gold at Las Cristinas, there is a risk that the gold price will not be high enough to enable the Company to finance the project effectively or to sell the gold produced by it profitably.

Future hedging activities

The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Company has no near-term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.

Enforcement by investors of civil liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is organized under the laws of Canada, that most of its officers and directors are residents of Canada, and that a substantial portion of the Company’s assets and the assets of a majority of the Company’s directors and officers named in the 2009 Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Company or its directors or officers, judgments contained in U.S. courts. The Company believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes, but this area of the law is not free from doubt and there is a risk that such a judgment will not be enforceable.

No payment of cash dividends in the near future

Given that the Company is currently in the pre-development stage for its principal property, the Las Cristinas Project, the Company intends to retain its earnings to finance the growth and development of the business rather than pay dividends to shareholders. The Company does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Company decides to declare and pay cash dividends in the future, such a decision will be made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Company’s shares and the underlying commodities markets.

Crystallex International Corporation
Six Month Period Ended June 30, 2010

Document 3

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Robert Fung, Chief Executive Officer of Crystallex International Corporation, certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Crystallex International Corporation (the “issuer”) for the interim period ended June 30, 2010.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Internal Control - Integrated Control published by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2010 and ended on June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 13, 2010

/s/ Robert Fung
Robert Fung
Chief Executive Officer

Document 4

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Hemdat Sawh, Chief Financial Officer of Crystallex International Corporation, certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Crystallex International Corporation (the “issuer”) for the interim period ended June 30, 2010.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Internal Control - Integrated Control published by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2010 and ended on June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 13, 2010

/s/ Hemdat Sawh
Hemdat Sawh
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	August 16, 2010	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer